Exhibit (a)(12)
I-trax, Inc.

Treatment of I-trax Restricted Stock and Stock Options in the Merger Transaction between I-trax, Inc., Putter Acquisition Sub., Inc. and Walgreen Co.

Frequently Asked Questions

Each of you receiving this FAQ sheet has been granted restricted common stock and/or options to purchase common stock under I-trax, Inc.’s LTI Plan.

At the time of each grant, you were given the paperwork that documents such grant.

This FAQ sheet answers frequently asked questions about what to do regarding the documents you have received in the mail within the last week concerning the pending acquisition of I-trax, Inc. by Walgreen Co. (“Walgreens”).

What is a tender offer?

In a “tender offer,” the buying company offers to buy the stock of a target company from its stockholders for a set price subject to certain conditions.  In the case of the transaction between I-trax, Inc. and Walgreens, Walgreens – through its subsidiary Putter Acquisition Sub, Inc. (“Putter”) – is offering to buy I-trax common stock for $5.40 per share.  (Note that conditions that apply to I-trax’s preferred stock are not covered here.)

Acceleration of unvested restricted shares and stock options.

When granted, stock options and restricted shares were scheduled to vest in equal installments over a period of three years.  Your grant paperwork describes this process in detail.  When Putter accepts the shares tendered in the tender offer, however, the vesting of all unvested options and restricted shares will accelerate, which means that you will receive the consideration described below for all of the outstanding options or restricted shares you originally received.

Restricted Stock:

What happens to restricted stock received as a grant under the LTI Plan that has vested?

If you were granted restricted shares and all or a portion of the stock has vested and you still own the shares, you have received or will receive the tender offer documents from First Clearing, LLC.  The number of shares that you own is listed at the top, right-hand of the letter.  These shares are held in your name by Ward Financial Advisory of Wachovia Securities, a financial advisory firm that has partnered with I-trax to assist employees in connection with I-trax, Inc.’s LTI Plan.  If you wish to tender these shares for purchase by Putter, please call Shane Smithson at 615-372-1115 and speak to him directly—do not leave a message.  Any shares that are not tendered will be cancelled at the effective time of the merger in exchange for the right to receive $5.40 per share.  However, tendering shares now is important to facilitate a quick closing of the transaction.

What happens to restricted stock received as a grant under the LTI Plan that has not yet vested?

As noted above, when Putter accepts tendered shares, the vesting of all unvested restricted shares will accelerate.  You are therefore being asked to tender these shares for purchase by Putter.

These shares are held in your name in book-entry form, which means that no stock certificate was issued.  You have received or will receive tender offer documents asking you to tender these shares.  The packet contains the Letter of Transmittal (a blue pamphlet).  The number of shares that have not yet vested appears just above your name on the left-hand at the bottom of page one of the Letter of Transmittal.  If you wish to tender your shares, you need to fill out the Letter of Transmittal and return it to the transfer agent in the yellow envelope.  To do this:

•
Fill out the grid at the bottom of the front page of the Letter of Transmittal.  Because you do not have certificates representing your shares, write “N/A” in the column asking for certificate numbers.  In the column asking for Number of shares being tendered, please write “All.”

•	Sign and fill out the top half of page 6 of the Letter of Transmittal.

•	Fill out and sign the Substitute Form W-9 on page 12 of the Letter of Transmittal.

If you have any questions about filling out the Letter of Transmittal, you may contact Andrew Wilson at 615-665-7573, Roseann Maillie at 610-459-2405, ext. 102, or StockTrans, our transfer agent, at 610-649-7300.

Please complete and return the paperwork as soon as possible.

Stock Options:

What will happen to my stock options?

Provided your stock options do not expire prior to the effective date of the merger, all vested and unvested stock options will be cashed out as soon as possible after the closing of the merger.  You will receive $5.40 per share, less the exercise price and applicable taxes.  No action is required on your part; this will happen automatically.

Other Stock:

If you own I-trax stock through a brokerage account – stock that you may have bought apart from I-trax’s LTI Plan – please call your broker if you wish to tender those shares.